SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                               (Amendment No. 1)*
                    Under the Securities Exchange Act of 1934

                           PHILIP SERVICES CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

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                                   718193 10 5
                                 (CUSIP Number)
                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 421-2600                                       (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  July 3, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 718193 10 5
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1)   Names of  Reporting  Persons/I.R.S.  Identification  Nos. of Above  Persons
     (entities only):

                                Stephen Feinberg
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable
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3)   SEC Use Only
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4)   Source of Funds (See Instructions):  WC
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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):
                                 Not Applicable
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6)   Citizenship or Place of Organization:      United States

     Number of                             7) Sole Voting Power:      4,082,263*
                                              ----------------------------------
     Shares Beneficially                   8) Shared Voting Power:             *
                                              ----------------------------------
     Owned by
     Each Reporting                        9) Sole Dispositive Power: 4,082,263*
                                              ----------------------------------
     Person With:                         10) Shared Dispositive Power         *
                                              ----------------------------------
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 4,082,263*
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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                  (See Instructions):                      [   ]
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13)  Percent of Class Represented by Amount in Row (11):            16.1%*
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14)  Type of Reporting Person (See Instructions):       IA, IN
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*As of July 3, 2001, Cerberus Partners, LP ("Cerberus"), Cerberus International,
Ltd. ("International"), and certain private investment funds (the "Funds") in the aggregate were the holders of and/or had the right to acquire 4,082,263
shares   ("Shares")  of  common  stock  of  Philip  Services   Corporation  (the
"Company"). Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 4,082,263 Shares, or 16.1% of those deemed issued and outstanding pursuant to Reg. 240.13d-3. See Item 3 and
Item 5 for further information.

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, no par value ("Shares"), of Philip Services Corporation (the "Company"), whose principal executive offices are located at 9700 Higgins Road, Suite 750, Rosemont, Illinois 60018.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

          On April 7, 2000, the First Amended Joint Plan of Reorganization (the "Plan") of Philip Services (Delaware), Inc., et. al, the predecessor to the Company, became effective. Pursuant to the terms of the Plan, former holders of certain secured debt of the Company (the "Secured Debt") received cash, Shares and the Company's 10% Secured Convertible PIK Debt due 2005 (the "PIK Notes") in exchange for accrued principal and interest on the Secured Debt held by them. The PIK Notes are convertible into Shares at a conversion price of $11.72 per Share. Cerberus, International, and the Funds were the holders of an aggregate of approximately $76,719,000 principal amount of the Secured Debt, which, pursuant to the Plan, resulted in them receiving an aggregate of 1,804,880 Shares, and $8,264,107 principal amount of PIK Notes, which, at the effective date of the Plan, were convertible into 705,126 Shares.

          As a result of pay-in-kind interest accreting on such PIK Notes, as of July 3, 2001, Cerberus, International and the Funds had the right to acquire in the aggregate 957,744 Shares upon conversion of such PIK Notes.

          Cerberus,   International,   and  the  Funds  paid  in  the  aggregate
approximately $35,291,000 for their Secured Debt.

          On July 3, 2001, in a private transaction with an unrelated third party, Cerberus, International and the Funds purchased an aggregate of 915,308 Shares, $4,738,761 principal amount of PIK Notes (which were then convertible into 404,331 Shares), and certain other securities of the Company for an aggregate purchase price of $8,350,000. Of such $8,350,000, Cerberus, International and the Funds allocated $1.31 per Share purchased and $2,606,319 to such PIK Notes in the aggregate.

          All funds used to purchase or acquire securities of the Company on behalf of Cerberus, International, and the Funds came directly from the assets of Cerberus, International, and the Funds, respectively.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001, there were issued and outstanding 24,041,946 Shares as of May 18, 2001. As of July 3, 2001, for the purposes of Reg. Section 240.13d-3, Cerberus, International, and the Funds in the aggregate were the holders of and/or had the right to acquire 4,082,263 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 4,082,263 Shares, or 16.1% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3.

          During the past sixty days, there were no transactions, other those described in Item 3 above, in Shares (or securities convertible into Shares) by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            August 6, 2001


                                            /s/ Stephen Feinberg
                                            ------------------------------------
                                            Stephen Feinberg, in his capacity as
                                            the   managing  member  of  Cerberus
                                            Associates,  L.L.C.,    the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and  as  the  investment manager for
                                            each of Cerberus International, Ltd.
                                            and the Funds


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).